Exhibit 99

Investor and Media Contacts:
Laura Zobkiw                                             Peter Davis
Corporate Communications & Investor Relations            Chief Financial Officer
(510) 204-7200                                           (510) 204-7200


                XOMA Reports Third Quarter 2003 Financial Results
      *********************************************************************
      RAPTIVA(TM) Approved by FDA for Chronic Moderate-to-Severe Psoriasis


Berkeley, CA - November 12, 2003 -- XOMA Ltd. (Nasdaq: XOMA), a biopharmaceutical development company, today announced its financial results for the third quarter ended September 30, 2003 and for the year to date.


For the third quarter of 2003, the Company recorded a net loss of $9.9 million ($0.13 per share), compared with $12.3 million ($0.17 per share) for the third quarter of 2002. The Company's net loss for the nine-month period ended September 30, 2003 was $39.0 million ($0.54 per share), compared with $28.3 million ($0.40 per share) in the prior year period.


Revenues:
Total revenues for the third quarter of 2003 increased to $12.6 million compared with $4.2 million in the same period of 2002. Year-to-date revenues were $18.2 million in both 2003 and the prior year period. License and collaborative fee revenue was $14.1 million for the first nine months of 2003 compared with $9.1 million in the comparable 2002 period. The 2003 revenue included a $10.0 million fee from Baxter Healthcare Corporation in the third quarter related to the termination of a license for XOMA's NEUPREX(R) product, and the 2002 revenue included a non-recurring $5.0 million licensing fee from MorphoSys AG recorded in the first quarter. Contract and other revenue decreased to $4.0 million in the first nine months of 2003, from $9.1 million in the 2002 period, reflecting reduced billings for development services to Baxter and Onyx Pharmaceuticals, Inc.


Expenses:
Research and development expenses for the third quarter of 2003 increased to $15.9 million compared with $9.7 million in the same period of 2002. Research and development expenses for the first three quarters of 2003 were $41.4 million, compared with $30.4 million in the corresponding 2002 period. The year-to-date amount reflects increased costs related to collaborations with Genentech, Inc. on RAPTIVA(TM)and Millennium Pharmaceuticals, Inc. on CAB-2 and MLN2201, to internal development costs for XOMA's proprietary XMP.629 acne compound, and to a charge of $1.3 million for the inventory reserve recorded for NEUPREX(R) inventory related to the termination of the Baxter agreement. The increases were partially offset by reduced spending on Onyx-015, NEUPREX(R) and ING-1.

Marketing, general and administrative expenses for the third quarter of 2003 were $6.3 million, compared with $6.4 million for the same period in 2002, and $14.9 million for the nine-month period ended September 30, 2003, compared with $15.1 million for the same period in 2002. In both the third quarter and the first nine months of 2003, increased spending on pre-launch marketing activities for RAPTIVA(TM)partially offset by reduced legal expenses as a result of litigation that was concluded in 2002.




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XOMA continues to anticipate a higher net loss in 2003 compared with 2002, primarily related to increased R&D expenses and RAPTIVA(TM) marketing costs. Full year revenues are also expected to be lower as a result of reduced service revenue from Baxter and Onyx.

Liquidity
In September of 2003, XOMA successfully completed an underwritten public offering of nine million common shares for gross proceeds of $72.0 million. In October of 2003, the underwriters exercised their over-allotment option to purchase an additional 1.35 million shares for $10.8 million, bringing the total gross proceeds to $82.8 million.

In November of 2003, the Company announced that it had exercised its right to defer $40.0 million of its development loan obligation to Genentech and to pay the remaining balance of approximately $29.3 million in preference shares that are convertible to common shares at a price of $7.75 per share.

As of September 30, 2003, XOMA held $80.8 million in cash, cash equivalents, short-term investments and restricted cash, compared with $38.2 million at December 31, 2002. The Company estimates that it has sufficient cash resources, together with sources of funding available to it, to meet its current net cash consumption levels through at least the end of 2005. The Company's actual share of future profits or losses from RAPTIVA(TM), which received marketing approval from the FDA for moderate-to-severe plaque psoriasis on October 27, 2003, may materially impact our cash resources. Additional licensing arrangements, collaborations or financing arrangements could potentially extend or shorten this period.

"The recent approval for RAPTIVA(TM) in moderate-to-severe psoriasis represents a major milestone for XOMA and an important new treatment option for these patients," said John L. Castello, XOMA's chairman, president, and chief executive officer. "We look forward to the upcoming launch of the product, and along with Genentech and Serono, will continue working hard to maximize the opportunity that this product represents."

"Our corporate financial results remain in line with our internal expectations," said Peter B. Davis, XOMA's vice president, finance and chief financial officer. "The approval of RAPTIVA(TM) combined with our recent public offering and determination of how to re-pay the development loan to Genentech puts us on an improved path for future growth."

Product Highlights

RAPTIVA(TM) (Efalizumab) with Genentech, Inc.:

On October 27, 2003, Genentech and XOMA announced the FDA approval of RAPTIVA(TM) for chronic moderate-to-severe plaque psoriasis in adults who are candidates for systemic therapy or phototherapy. RAPTIVA(TM) is the first biologic therapy designed to provide continuous control of chronic moderate-to-severe plaque psoriasis and can be self-administered by patients as a single, once-weekly subcutaneous injection.

Under the terms of XOMA's financing agreements with Genentech, this first product approval triggers XOMA's obligation to pay balances due under separate commercial and development loan facilities (respectively, $8.0 million and $69.3 million as of September 30, 2003) within 90 days of approval. On November 3, 2003, XOMA announced that it had elected under the development loan agreement to defer $40.0 million of the amount due. The deferred portion will be paid out of proceeds from XOMA's share of U.S. operating profits generated from future RAPTIVA(TM) sales. The Company also elected to pay the remaining balance of the development loan ($29.3 million as of September 30, 2003) before year-end 2003 with preference shares that are convertible into XOMA common shares, at a price of $7.75 per share.

Genentech and XOMA continue to evaluate additional indications for RAPTIVA(TM).

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XMP.629:

XOMA is currently evaluating XMP.629, a topical anti-bacterial as a possible treatment for acne. Propionibacterium acnes, a microbe commonly found on human skin, is associated with inflammatory lesions in acne patients. The emergence of strains resistant to current antibiotics used to treat acne has encouraged XOMA researchers to review the anti-P. acnes properties of the compound for this dermatological indication. At the end of September, XOMA announced the start of a Phase I safety study in healthy volunteers and initiated a second Phase I study in patients with acne at the end of October.


Collaboration with Millennium Pharmaceuticals, Inc.:


XOMA and Millennium are developing CAB-2, a complement inhibitor for coronary artery bypass graft ("CABG") surgery, targeting complications associated with coronary bypass surgery. CAB-2 has completed IND-enabling preclinical testing, and the Company is targeting the initiation of clinical testing later this year.


In October of 2003, XOMA announced that it has discontinued development of MLN2201 based on preliminary data from a Phase I clinical study that did not meet pre-defined criteria necessary to support further product development efforts.


NEUPREX(R):

NEUPREX(R) is an injectable formulation of rBPI-21, a genetically engineered fragment of human bactericidal/permeability-increasing protein (BPI).

In July of 2003, XOMA announced the termination of its license and supply agreements with Baxter for this product. In return for a release from its obligations under the agreements, Baxter has agreed to a one time $10.0 million payment to XOMA to be made no later than January of 2004. Until such payment is made, Baxter is committed to reimburse XOMA for certain development expenses that may be incurred. Going forward, Baxter will not be involved with the product.

In October of 2003, XOMA announced commencement of an open-label Phase I/II study of NEUPREX(R) in pediatric patients undergoing open-heart surgery for congenital heart abnormalities. The study is sponsored by an investigator at the Children's Medical Center in Dallas.
XOMA is evaluating future options for developing the product in multiple indications, including seeking a pharmaceutical partner.


ING-1:

ING-1 is a recombinant monoclonal antibody that binds with high affinity to an antigen expressed on epithelial cell cancers (breast, colorectal, prostate and others) and is designed to destroy cancer cells by recruiting a patient's own immune system. Three Phase I studies have been completed, testing both intravenous and subcutaneous formulations of ING-1, and XOMA plans to seek a partner for further development of this product.


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                                       ***

Investor conference call
XOMA has scheduled an investor conference call regarding this announcement today, November 12, 2003 beginning at 4:00 PM EST (1:00 P.M. PST). Investors are invited to listen to the conference call by phone or via XOMA's website, http://www.xoma.com/. The domestic dial-in number (U.S./Canada) for the live call is 1-877-356-2902 and the conference ID number is 3556975. The international dial-in number is 1-706-643-3700 and uses the same dial-in conference I.D. number. To listen to the call via the Internet, go to XOMA's website a few minutes before the start of the call to register, download, and install any necessary audio software.


The audio replay of the call will be available beginning two hours following the conclusion of the webcast through 6:00 p.m. EST (3:00 p.m. PST) on November 26, 2003. Access numbers for the replay are 1-800-642-1687 (U.S./Canada) or 1-706-645-9291 (International); Conference I.D. 3556975.


About XOMA
XOMA develops and manufactures antibody and other protein-based biopharmaceuticals for disease targets that include cancer, immunological and inflammatory disorders, and infectious diseases. XOMA's programs include collaborations with Genentech, Inc. on the RAPTIVA(TM) antibody for psoriasis (FDA approved), psoriatic arthritis (Phase II) and other indications and with Millennium Pharmaceuticals, Inc. on a recombinant protein, CAB-2 for coronary artery bypass graft ("CABG") surgery, targeting complications associated with coronary bypass surgery (preclinical). BPI-derived programs include NEUPREX(R) in a Phase I/II study to limit complications following pediatric cardiopulmonary bypass surgery, and XMP.629, a topical formulation of a BPI-derived compound for acne (Phase I). Other development programs focus on antibodies and other compounds developed by XOMA for the treatment of cancer and retinopathies. For more information about XOMA's pipeline and activities, please visit XOMA's website at http://www.xoma.com/.


Certain statements contained herein related to the relative size of the Company's loss for 2003, the estimated levels of expenses and revenues for the balance of 2003, the sufficiency of its cash resources and the marketing and sales efforts for RAPTIVA(TM), as well as other statements related to the progress and timing of product development, present or future licensing, collaborative or financing arrangements or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. Among other things, the actual loss for 2003 could be higher depending on revenues from licensees and collaborators, the size and timing of expenditures and whether there are unanticipated expenditures; the sufficiency of cash resources could be shortened if expenditures are made earlier or in larger amounts than anticipated or are unanticipated or if funds are not available on acceptable terms; and the marketing and sales efforts for RAPTIVA(TM) may not be successful if Genentech fails to meet its commercialization goals, due to the strength of the competition or if physicians do not adopt the product as treatment for their patients. These and other risks, including those related to the results of pre-clinical testing, the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data), changes in the status of the existing collaborative relationships, availability of additional licensing or collaboration opportunities, the ability of collaborators and other partners to meet their obligations, market demand for products, scale up and marketing capabilities, competition, international operations, share price volatility, XOMA's financing needs and opportunities, uncertainties regarding the status of biotechnology patents, uncertainties as to the cost of protecting intellectual property and risks associated with XOMA's status as a Bermuda company, are described in more detail in the Company's most recent annual report on Form 10K and in other SEC filings.



                      Condensed Financial Statements Follow


                                    XOMA Ltd.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)


                                                                   September 30,      December 31,
                                                                        2003              2002
                                                                  ----------------- -----------------
ASSETS                                                              (Unaudited)         (Note 1)
Current assets:
  Cash and cash equivalents                                               $ 80,078          $ 36,262
  Short-term investments                                                       676               391
  Restricted cash                                                                -             1,500
  Receivables                                                               10,657             8,656
  Related party receivables - current                                          100               206
  Inventory                                                                      -             1,306
  Prepaid expenses and other                                                 1,093               449
                                                                  ----------------- -----------------
            Total current assets                                            92,604            48,770
Property and equipment, net                                                 22,050            22,650
Related party receivables - long-term                                          107               190
Deposits and other                                                             159               172
                                                                  ----------------- -----------------
            Total assets                                                 $ 114,920          $ 71,782
                                                                  ================= =================

LIABILITIES AND SHAREHOLDERS' EQUITY (Net Capital Deficiency
Current liabilities:
  Accounts payable                                                       $   2,532             $ 3,201
  Accrued liabilities                                                        6,520               7,096
  Short-term loan                                                                -                 763
  Capital lease obligations - current                                          530                 667
  Deferred revenue - current                                                   635               1,729
  Convertible subordinated note - current                                    5,248               5,146
                                                                  ----------------- -------------------
            Total current liabilities                                       15,465              18,602

Capital lease obligations - long-term                                          353                 729
Deferred revenue - long-term                                                     -                 800
Note payable long-term                                                       7,956                   -
Convertible subordinated note - long-term                                   69,282              63,016
                                                                  ----------------- -------------------
            Total liabilities                                               93,056              83,147

Shareholders' equity (net capital deficiency):
  Common shares                                                                 41                  36
  Additional paid-in capital                                               601,550             529,354
  Accumulated comprehensive income                                             153                 121
  Accumulated deficit                                                     (579,880)           (540,876)
                                                                  ----------------- -------------------
            Total shareholders' equity (net capital deficiency)             21,864             (11,365)
                                                                  ----------------- -------------------
            Total liabilities and shareholders' equity                    $114,920            $ 71,782
                                                                  ================= ===================


Note 1 - Amounts derived from the Company's audited financial statements appearing in the Annual Report on Form 10-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission.


                                    XOMA Ltd.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
               (Unaudited, in thousands except per share amounts)


                                                     Three months ended            Nine months ended
                                                        September 30,                September 30,
                                                  -------------------------- ------------------------------
                                                     2003         2002           2003          2002
                                                  ----------- -------------- --------------  --------------

Revenues:
    License and collaborative fees                   $12,050        $ 1,423       $14,125        $ 9,076
    Contract and other revenue                           582          2,810         4,032          9,103
                                                  ----------- -------------- --------------  --------------

            Total revenues                            12,632          4,233        18,157         18,179
                                                  ----------- -------------- --------------  --------------

Operating costs and expenses:
    Research and development                          15,933          9,701        41,417         30,395
    Marketing, general and administrative              6,266          6,416        14,869         15,114
                                                  ----------- -------------- --------------  --------------
            Total operating costs and expenses        22,199         16,117        56,286         45,509
                                                  ----------- -------------- --------------  --------------

             Loss from operations                     (9,567)       (11,884)      (38,129)       (27,330)

Other income (expense):
    Investment and other income                          166            194           549            698
    Interest expense                                    (449)          (572)       (1,424)       (1,714)
                                                  ----------- -------------- --------------  --------------
            Net loss                                $ (9,850)     $ (12,262)    $ (39,004)     $ (28,346)
                                                  =========== ============== ==============  ==============

Basic and diluted net loss per common share          $ (0.13)       $ (0.17)      $ (0.54)       $ (0.40)
                                                  =========== ============== ============================

Shares used in computing basic and diluted net
loss per common share                                 73,224         70,330        72,371         70,291
                                                  =========== ============== ============================
